Exhibit 99.1

SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited)

Selected quarterly information for the years ended December 31, 2003 and 2002 is as follows (in thousands, except per share amounts):

	Quarter Ended
	December 31	September 30	June 30	March 31

2003
Revenues from Rental Operations	$187,455	$181,914	$179,739	$181,302
Revenues from Service Operations	25,680	12,693	11,661	9,422
Net income available for common shares	49,711	40,185	34,538	37,477
Basic income per common share	$0.37	$0.30	$0.26	$0.28
Diluted income per common share	$0.36	$0.30	$0.25	$0.28
Weighted average common shares	136,105	135,706	135,386	135,170
Weighted average common and dilutive potential common shares	151,661	151,244	151,019	150,627
Funds From Operations (1)	$93,737	$84,730	$80,332	$77,190
Cash flow provided by (used by):
Operating activities	$133,855	$72,735	$103,156	$58,882
Investing activities	(57,596)	(126,384)	(75,390)	(61,326)
Financing activities	(64,558)	42,909	(28,604)	(2,461)

2002

Revenues from Rental Operations	$173,127	$177,744	$176,026	$171,175
Revenues from Service Operations	11,641	11,814	15,604	29,521
Net income available for common shares	21,568	38,595	48,528	45,278
Basic income per common share	$0.16	$0.29	$0.36	$0.34
Diluted income per common share	$0.16	$0.28	$0.36	$0.34
Weighted average common shares	134,935	134,818	134,196	131,932
Weighted average common and dilutive potential common shares	150,692	151,256	151,092	150,270
Funds From Operations (1)	$65,700	$80,072	$88,835	$87,279
Cash flow provided by (used by):
Operating activities	$91,778	$103,623	$165,793	$208,402
Investing activities	(129,840)	(58,260)	(104,517)	(45,355)
Financing activities	12,439	(4,831)	(72,281)	(159,020)

(1)  Funds From Operations (“FFO”) is used by industry analysts and investors as a supplemental operating  performance measure of an equity real estate investment trust (“REIT”). FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”). FFO, as defined by NAREIT, represents net income (loss) determined in accordance with generally accepted accounting principles (“GAAP”), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after adjustment for unconsolidated partnerships and joint ventures.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminished predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company’s real estate between periods or as compared to different companies.